Filed by Activision, Inc.
pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Activision, Inc.
Commission File No.: 001-15839

Activision Blizzard World’s Largest, Most Profitable Pure-Play Video Game Publisher 12/03/2007

Important Information Calculation of Certain Estimates All financial information relating to Activision, Vivendi Games and Blizzard Entertainment included in this presentation, including pro forma estimates for calendar year 2007, and projections for future periods, represent the companies' respective estimates and projections and were not prepared in accordance with U.S. Generally Accepted Accounting Principles. These estimates exclude the impact of expenses related to equity-based compensation and related tax benefits, potential one-time restructuring charges of up to $100 million that may be incurred in connection with the transaction, and the potential impact from non-cash intangible amortization resulting from purchase price accounting. In addition, these estimates assume continued net revenue growth as well as expense reductions and other synergies that may or may not be realized. Estimates for future periods are subject to significant inherent uncertainties, which increase with periods farther into the future. Actual results may differ materially and are subject to risks, including the risks described in the Cautionary Note below. To the extent that the estimates for calendar year 2007 are based on the historical performance of Activision and Vivendi Games through September 30, 2007, not all such historical information has been audited, the accounting policies of the companies may differ, and the two companies have different fiscal years. The financial information for Blizzard Entertainment contained in this presentation is presented on a stand-alone basis and does not reflect the results of operations of other Vivendi Games divisions. Cautionary Note Regarding Forward-looking Statements Information in this presentation that involves expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. In this release they are identified by references to dates after the date of this release and words such as "outlook," "will," "will be," "remains," "to be," "plans," "believes", "may", "expects," "intends," "should," "continue," and similar expressions. Factors that could cause actual future results to differ materially from those expressed in the forward-looking statements set forth in this release include, but are not limited to, the timing and successful completion of the transactions described in this release (including the timing and receipt of stockholder and regulatory approvals and the satisfaction of other closing conditions), the combined companies’ success in executing planned strategies and achieving assumed synergies and cost savings, sales of each company’s titles, shifts in consumer spending trends, the seasonal and cyclical nature of the interactive game market, the ability of Activision Blizzard to predict consumer preferences among competing hardware platforms (including next-generation hardware), declines in software pricing, product returns and price protection, product delays, retail acceptance of the company’s products, adoption rate and availability of new hardware and related software, industry competition, rapid changes in technology and industry standards, protection of proprietary rights, maintenance of relationships with key personnel, customers, vendors and third-party developers, international economic and political conditions, integration of recent acquisitions and identification of suitable future acquisition opportunities, and foreign exchange rate changes. Other such factors include, without limitation, the additional risks identified in Activision's most recent annual report on Form 10-K and in the documents Vivendi has filed with the Autorité des Marchés Financiers (French securities regulator) and which are also available in English on Vivendi’s website (www.vivendi.com). Investors and security holders may obtain a free copy of documents filed by Vivendi with the Autorité des Marchés Financiers at www.amf-france.org, or directly from Vivendi. The forward-looking statements in this release are based upon information available to Activision and Vivendi as of the date of this release, and neither Activision nor Vivendi assumes any obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and may cause actual results to differ materially from current expectations. Important Additional Information will be filed with the SEC This communication is being made in respect of the proposed business combination involving Activision, Vivendi and Vivendi Games. In connection with the proposed transactions, Activision plans to file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement as well as other documents regarding the proposed transactions. The definitive Proxy Statement will be mailed to stockholders of Activision. INVESTORS AND SECURITY HOLDERS OF ACTIVISION ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC by Activision through the website maintained by the SEC at http://www.sec.gov. Free copies of the Registration Statement and the Proxy Statement (when available) and other documents filed with the SEC can also be obtained by directing a request to Activision’s Investor Relations. Activision and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Activision's directors and executive officers is available in its Annual Report on Form 10-K for the year ended March 31, 2007, which was filed with the SEC on June 14, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on July 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF ACTIVISION'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACTIVISION INTENDS TO FILE WITH THE SEC. ONCE FILED, ACTIVISION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, ACTIVISION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.

Jean-Bernard Lévy Chief Executive Officer

Activision Blizzard World’s Largest, Most Profitable Pure-Play Video Game Publisher Combines Activision’s best-selling titles with Vivendi Games’ leading online and PC franchises Global, diverse portfolio of interactive entertainment assets Strong presence in every key existing and emerging category Company positioned for growth and margin expansion Global leader in dynamic, high margin online games Opportunity to expand Activision franchises online Compelling financial rationale Accretive to Activision stockholders Slightly accretive to Vivendi stockholders World class management team Proven track record of innovation, integration and delivering strong returns to stockholders

Enhances Vivendi’s Strategy Further strengthens our leadership position in the entertainment sector Exchange 100% stake in highly profitable medium-size worldwide publisher plus cash for majority stake in a global interactive entertainment leader Invest $1.7B to $2.4B cash demonstrating our commitment to the video game industry, one of the fastest growing segments in the entertainment industry Use our financial flexibility to enhance the growth of our assets Unlock economic value of Blizzard Opportunity to optimize Vivendi Games’ console franchises Become long term majority stockholder in most profitable pure play company in sector

Vivendi Games’ Performance Record Revenue* Operating Income* 35% CAGR $1.41B $358M *These business segment data figures, which are not audited, were prepared based on USGAAP and however they exclude share based compensation cost and therefore are Non-USGAAP. Calendar Year 2004 2005 2006 2007e 2004 2005 2006 2007e

Vivendi Games’ Overview The leading global developer, publisher and distributor of subscription-based massively multi-player online role-playing games (MMORPG) and multiplatform interactive entertainment Key franchises include: Blizzard: World of Warcraft, Warcraft, StarCraft, Diablo Sierra: Crash Bandicoot, Spyro Significant investment in Sierra pipeline and IP licenses already made Revenue* $1,110M Operating Income* $517M 4 Divisions Revenue* $300M Operating Income* -$159M *These business segment data figures, which are not audited, were prepared based on USGAAP and however they exclude share based compensation cost and therefore are Non-USGAAP. CY07e CY07e

Blizzard Entertainment – Industry Crown Jewel Powerful global interactive entertainment brand Margins greater than 40% Ranked #1 in PC-gaming quality 4 out of the 5 best-selling PC games of all time Over 56M units sold since 1995 Strong pipeline includes StarCraft II, Battle.net upgrade, World of Warcraft: Wrath of Lich King and unannounced games Revenue* Operating Income* $1,110M $517M *These business segment data figures, which are not audited, were prepared based on USGAAP and however they exclude share based compensation cost and therefore are Non-USGAAP. 2005 2006 2007e 2005 2006 2007e

World of Warcraft Overview Unrivaled online gaming community Subscription based revenue model >9.3M current World of Warcraft subscribers World of Warcraft: The Burning Crusade expansion pack sold 2.4M copies in 24 hours Significant competitive advantage #1 MMORPG worldwide >$200M invested in content and infrastructure Leading global expertise with over 2,000 Game Masters providing 24/7 global customer support Significant player investment in characters and community – “stickiness” Leading Western entertainment franchise in Asia >9.3M *World of Warcraft subscribers include individuals who have paid a subscription fee or have an active prepaid card to play World of Warcraft, as well as those who have purchased the game and are within their free month of access. Internet Game Room players who have accessed the game over the last thirty days are also counted as subscribers. The above definition excludes all players under free promotional subscriptions, expired or cancelled subscriptions, and expired prepaid cards. Subscribers in licensees’ territories are defined along the same rules. 5.6M 8.1M Subscriber Growth* 2005 2006 9/30/2007

Robert Kotick Chairman & Chief Executive Officer

Activision Blizzard World’s Largest, Most Profitable Pure-Play Video Game Publisher Combines Activision’s best-selling titles with Vivendi Games’ leading online and PC franchises Global, diverse portfolio of interactive entertainment assets Strong presence in every key existing and emerging category Company positioned for growth and margin expansion Global leader in dynamic, high margin online games Opportunity to expand Activision franchises online Compelling financial rationale Accretive to Activision stockholders

Activision Overview Fastest growing major independent publisher of console/handheld games in N.A./Europe #1 console gaming brand Guitar Hero Highly rated blockbuster Call of Duty 10 multi-million unit selling franchises 12 wholly owned development studios James Bond Call of Duty 5 New DreamWorks Titles Entry into Racing w/Bizarre Guitar Hero IV New Tony Hawk New Marvel Titles CY07e Revenue $2.35B Operating Income* $340M Pipeline includes: *CY07 Calendar year operating income projections are non-GAAP and exclude equity based compensation

FYE 3/31 Activision’s Consistent Record of Growth 16 years of consecutive revenue growth Revenues double every 4-5 years 41% CAGR 92-08(e) Annual Revenues $500 Million $1 Billion $2.3 Billion(e) 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008(e)

Delivering Shareholder Value Source: Nasdaq as of November 28th, 2007 Annualized Total Shareholder Return #1 #1 #1 Activision #1 -10 0 10 20 30 40 3 years 5 years 7 years 10 years % Activision Electronic Arts Take Two . THQ Inc

Tremendous Market Opportunity Worldwide Console/Hand-Held/PC/Online/Wireless/In-game Adv. Market ‘06 Retail Market $22B Online & Wireless $6B Packaged Goods Retail Software Fastest Growing Segments Activision Blizzard <15% $28 Billion Market Rest of Market Source: ATVI/GFK, NPD, Charttrak, 2006 Korea White Paper

Tremendous Market Opportunity Worldwide Market Potential Source: PWC and Korea white paper 2006, ATVI In-game Advertising Wireless Package goods retail software (in billions) $41B $28B 19% CAGR* Online 2006 2007e 2008e 2009e * CAGR based on 2007e-2009e

Activision Blizzard Base Operating Plan $1.00 $1.10 $1.20+ Continue executing proven strategies at Activision Continue executing proven strategies at Blizzard Improve operating performance at Sierra Realize synergies Calendar Year 2009(e) EPS* *CY09 Projections are proforma non GAAP diluted EPS excluding equity-based compensation and impact of purchase price accounting

Execute Proven Strategies Continue executing proven strategies Drive growth of recurring franchises Decentralized studio model focused on quality and operating income Focus on largest markets/largest customers Operational discipline Expand online model Grow subscription base Add new online revenue streams Strengthen customer loyalty $1.10 Calendar Year 2009(e) EPS* *CY09 Projections are proforma non GAAP diluted EPS excluding equity-based compensation and impact of purchase price accounting

Improve Sierra Operating Performance and Realize Synergies Apply proven “Greenlight” and brand management process to Sierra product pipeline Global appeal Across major platforms Sequel potential Proven developer solution High margin potential Focus on high-yielding opportunities Leverage combined scale Revenue synergies Blizzard online expertise will benefit Activision intellectual properties Leverage Blizzard experience and knowledge in Asian markets Critical mass to go direct in emerging markets Cost synergies Sales and Marketing G&A Technology sharing and supply chain *Calendar year-end, excluding equity-based compensation and impact of purchase price accounting Calendar Year 2009(e) EPS* $1.20+

Chief Financial Officer Thomas Tippl

Transaction Structure & Terms Activision Vivendi Vivendi Games 358.2M Shares (52% ownership) $1.7B Cash $8.1B Step One (at closing): Vivendi acquires 358.2 million shares in exchange for its gaming assets (valued at $8.1 billion) and $1.7 billion cash Value of $27.50 per Activision share, 31% premium to Activision based on 20-day average Results in Vivendi ownership of 52% Results in 686 million fully diluted shares outstanding for the new company

Transaction Structure & Terms Vivendi Vivendi Games 68% Ownership 100% Ownership 32% Ownership Activision Blizzard Public ATVI holders Fully subscribed tender Step Two (post closing): $4 billion cash tender offer for up to 146.5 million shares at $27.50 per share, representing 50% of outstanding Activision shares (pre-transaction) Fully subscribed tender would result in Vivendi ownership of 68% and 564.9 million fully diluted shares outstanding Anticipated funding by: Activision Blizzard cash on hand at closing Additional Vivendi cash $0.7 billion Balance newly issued Activision Blizzard debt Debt not expected to exceed $0.8 billion

Valuation of Vivendi Games’ Assets Blizzard CY07(e) operating income of $517 million* Assumes breakeven on all other businesses Transaction Multiple (max) $8.1B 15.6 Implied Value CY07 EBIT Multiple *These business segment data figures, which are not audited, were prepared based on USGAAP and however they exclude share based compensation cost and therefore are Non-USGAAP.

Includes $50-$100 million in cost synergies Activision Blizzard Earnings Power Activision Blizzard business growth of 14% with 3-4 points of margin expansion over 2 years $1.1 Billion Operating Income Calendar 2009* $1.20+ EPS $4.3 Billion Revenue 25%+ Operating Margin Improve Sierra’s operating performance by $160 million, delivering 3-4 margin points *CY09 Projections are proforma non GAAP excluding equity-based compensation and impact of purchase price accounting

Most Profitable Pure-Play in Sector 1 Projected CY07 - Wall Street estimates and company financials 2 ATVI Proforma estimates 3 ATVI Proforma including synergies Operating Margin CY2007e Operating Income CY2009e* CY2007e THQ1 EA1 Activision Blizzard2 25+% Activision Blizzard3 THQ1 EA1 Activision Blizzard2 $1.1B Activision Blizzard3 $700M 18.6% *CY09 Projections are proforma non GAAP diluted EPS excluding equity-based compensation and impact of purchase price accounting CY2009e*

Next Steps Activision shareholder vote (more than 50% approval required) Regulatory and antitrust approvals Tender offer closes Expected closing 1H 2008 Closing Tender offer opens Integration begins

Activision Blizzard World’s Largest, Most Profitable Pure-Play Video Game Publisher Combines Activision’s best-selling titles with Vivendi Games’ leading online and PC franchises Global, diverse portfolio of interactive entertainment assets Strong presence in every key existing and emerging category Company positioned for growth and margin expansion Global leader in dynamic, high margin online games Opportunity to expand Activision franchises online Compelling financial rationale Accretive to Activision stockholders

Activision Blizzard World’s Largest, Most Profitable Pure-Play Video Game Publisher